3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103-2799 215.981.4000 Fax 215.981.4750
Joseph V. Del Raso direct dial: (215) 981-4506 direct fax: (215) 981-4750 delrasoj@pepperlaw.com

September 14, 2007

Via EDGAR Transmission

Division of Investment Management U.S. Securities and Exchange Commission Attn: Brion R. Thompson, Senior Counsel 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	The Herzfeld Caribbean Basin (the "Fund") File Nos. 333-144838 and 811-6445

Dear Mr. Thompson:
On behalf of the Fund, transmitted herewith for filing is Pre-Effective No. 1 to the Fund’s registration statement on Form N-2 (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”). The Amendment also constitutes Amendment No. 5 to the Company’s registration statement under the Investment Company Act of 1940, as amended. The Amendment is being filed to respond to the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Fund’s registration statement on Form N-2 filed with the Commission on July 25, 2007 (the “Registration Statement”), which were provided to the Fund in your letter dated August 20, 2007 (the “Comment Letter”). The Registration Statement was filed to register 3,375,112 shares of common stock under the Securities Act of 1933 (the “1933 Act”) in connection with a non-transferable rights offering. We appreciate the opportunity to address your comments regarding certain disclosure contained in the Registration Statement.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Fund’s response to the Staff’s comments. In addition, accompanying this letter is a draft prospectus marked to show changes to the prospectus filed in the Registration Statement.

* * *

PROSPECTUS

Outside Cover Page

1.
Please state whether the fund makes available its statement of additional information and annual and semi-annual reports, free of charge, on or through the fund’s Web site at a specified Internet address. If the fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so. See Item 1.d to Form N-2

Response: A statement disclosing that the Fund’s annual and semi-annual reports to shareholders are available, free of charge, on the Fund’s internet website (http://herzfeld.com/cuba) has been added to the outside cover page. The Fund discloses the information required by Part B of Form N-2 in the Fund’s prospectus and therefore does not have a statement of additional information. Accordingly, the additional disclosure does not reference a statement of additional information.

Information Regarding the Fund, page 6

2.
The disclosure states that the fund invests in a “broad range of securities” of issuers that conduct substantial trade or derive substantial revenue from operations in Caribbean Basin Countries. Please add a brief description of the types of securities in which the fund invests and the risks associated with these securities. See Instruction to Item 3.2 of Form N-2.

Response: The relevant disclosure has been revised to reflect the Staff’s comments. The Fund primarily invests in equity and equity-linked securities of Caribbean Basin Companies (including U.S. companies), including common stock, preferred stock, debt securities convertible into equity, warrants, options and futures. The Fund may also invest up to 20% of its assets in non-equity linked debt securities. Additional risk disclosure has been added to the prospectus regarding equity securities risk, management risk, foreign investments generally, currency exchange rate fluctuations, foreign custody, debt securities and market disruption risk.

Use of Proceeds, page 22

3.
The disclosure states that the fund will invest the net proceeds of the Offer in accordance with its investment objectives and policies. Disclosure earlier in the section entitled Purpose of the Offer, however, discloses additional purposes for which the proceeds of the Offer may be used. For example, the disclosure states that the Offer may be used by the fund to make a large capital gains distribution to shareholders in order to preserve its status as a “regulated investment company” under Subchapter M of the Internal Revenue Code. Accordingly, please add disclosure stating the principal purposes for which the net proceeds of the Offer are intended to be used and the approximate amount intended to be used for each purpose. See Item 7.1 and related Instructions to Form N-2.

Response: The disclosure under “Use of Proceeds” on page 22 of the Prospectus has been revised to reflect the Staff’s comments and to be consistent with the statement under “Purpose of the Offer.”

The disclosure states further that the Adviser anticipates that it will take no longer than six months to invest the proceeds from this rights offering. Since the time period for investment of the proceeds is expected to exceed three months, please disclose the reasons for the delay. See Guide I of Form N-2.

Response: The disclosure has been revised to address the Staff’s comments. It is expected that the Fund will invest substantially all of the proceeds from the offering within three months of receipt of such proceeds.

Committees of the Board, page 40

4.	Please disclose the number of meetings that the Nominating Committee held during the fund’s last fiscal year. See Item 18.5(c) of Form N-2.

Response: The disclosure has been revised to address the Staff’s comments. During the fiscal year ended June 30, 2007, the Fund’s Nominating Committee met once.

Portfolio Manager, page 43

5.	Please disclose the length of service of Thomas J. Herzfeld as the fund’s portfolio manager. See Item 9.c of Form N-2.

Response: The disclosure has been revised to address the Staff’s comment. Mr. Thomas J. Herzfeld has served as the Fund’s portfolio manager since the Fund’s inception in 1993.

* * *

The Fund respectfully requests that the effective time of the above-captioned Registration Statement be accelerated to 8:00 a.m. (Eastern Time) on September 19, 2007. Your cooperation in this regard would be greatly appreciated. Since the Fund is making an acceleration request pursuant to Rule 461 of the Act, the Fund has agreed to and disclosed the undertaking required by Rule 484 of the Act.

As instructed by the Staff, the Fund is also submitting the following:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) the Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Fund may not assert Staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at 215.981.4506 or, in his absence to John P. Falco at 215.981.4659.

Very truly yours,

/s/ Joseph V. Del Raso

Joseph V. Del Raso

cc:	Ms. Cecilia Gondor Mr. Thomas J. Herzfeld John P. Falco, Esq.